April 8, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, DC 20549

Attention:	Tara Harkins
Kevin Vaughn
Jane Park
Jeffrey Gabor

Re:	PepGen Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted February 11, 2022
CIK No. 0001835597

Ladies and Gentlemen:

This letter is confidentially submitted on behalf of PepGen Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1, confidentially submitted on February 11, 2022 (the “Draft Registration Statement”), as set forth in the Staff’s letter dated March 7, 2022 addressed to James McArthur, Ph.D., the Company’s President and Chief Executive Officer (the “Comment Letter”). The Company is concurrently submitting Amendment No. 2 to the Draft Registration Statement (the “Amendment No. 2”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to Amendment No. 2. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via email a copy of each of this letter and Amendment No. 2 (marked to show changes from the Draft Registration Statement).

U.S. Securities and Exchange Commission

April 8, 2022

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted February 11, 2022

PGN-EDO51, page 3

1.

We note your response to prior comment 5 and that you “observed the most potent exon 51 skipping based on a cross trial comparison with publicly-available data....” If you have not conducted head-to-head trials, please revise your disclosure to clearly state this fact and disclose why you believe these comparisons are appropriate. If you provide disclosure regarding results from other trials, expand your disclosure to provide the other information regarding these trials that would help an investor make a meaningful comparison and understand the supporting trials and any limitations and qualifications associated with such trials (e.g., number of patients and whether any patients dropped out of the trial or were otherwise excluded and the reasons, patient population, dosage, how the baseline was measured in each study, the phase of the trial, serious adverse events, etc.). Please also remove your reference to “potent” and discuss the data, rather than drawing conclusions from the results.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosure on pages 3, 4, 120, 123, 133, 134, 136, 137, 138, 143, 144 and 145 of Amendment No. 2 to clarify the cross-trial and head-to-head comparisons, expand the related disclosures, remove references to “potent” and further discuss the relevant data.

Preclinical tolerability data: Generally well-tolerated at clinically-relevant dose levels, page 141

2.

We note your response to our prior comment 15, which we reissue. Please revise to discuss the significance of the magnesium levels and indications of hypomagnesemia observed for your PGN-EDO51 product candidate.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on page 143 of Amendment No. 2 to discuss the significance of magnesium levels and indications of hypomagnesemia observed for its PGN-EDO51 product candidate.

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U.S. Securities and Exchange Commission

April 8, 2022

If you should have any questions regarding the enclosed matters, please contact me at (650) 752-3355.

Sincerely,

/s/ James Xu, Esq.

James Xu, Esq.

Enclosures

cc:	James McArthur, Ph.D., President and Chief Executive Officer, PepGen, Inc.